                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                --------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(a)/1/
                                                  --

                            UNITED AUTO GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                              Voting Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   909440109
--------------------------------------------------------------------------------
                                (CUSIP Number)


                            John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 12, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________
/1/ The remainder of this cover page shall be filled out for a reporting
---
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 10 Pages

CUSIP No. 909440109             13D                     Page  2   of   10  Pages
---------------------                                   -----------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        AIF II, L.P.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                         (b) [x]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
--------------------------------------------------------------------------------
                                7   SOLE VOTING POWER

  NUMBER OF                            1,843,656 shares of Common Stock
    SHARES                      ------------------------------------------------
 BENEFICIALLY                   8   SHARED VOTING POWER
   OWNED BY
     EACH                              0 shares of Common Stock
  REPORTING                     ------------------------------------------------
 PERSON WITH                    9   SOLE DISPOSITIVE POWER

                                       1,843,656 shares of Common Stock
                                ------------------------------------------------
                                10  SHARED DISPOSITIVE POWER

                                       0 shares of Common Stock
-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,843,656 shares of Common Stock
-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                      [_]


-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%
-------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 909440109             13D                     Page  3   of  10  Pages
---------------------                                   -----------------------

-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Apollo Advisors, L.P.

-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [_]
                                                         (b) [x]

-------------------------------------------------------------------------------

3 SEC USE ONLY


-------------------------------------------------------------------------------

4 SOURCE OF FUNDS*

  OO

-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEM 2(d) or 2(e)                                                 [ ]

-------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware
-------------------------------------------------------------------------------

                             7  SOLE VOTING POWER

  NUMBER OF                     1,843,656 shares of Common Stock
    SHARES                  ---------------------------------------------------
 BENEFICIALLY                8  SHARED VOTING POWER
   OWNED BY
     EACH                       0 shares of Common Stock
  REPORTING                 ---------------------------------------------------
 PERSON WITH                 9  SOLE DISPOSITIVE POWER
--------------
                                1,843,656 shares of Common Stock
                            ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                0 shares of Common Stock

-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,843,656 shares of Common Stock

-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                     [ ]

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.7%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED
================================================================================


Item 1.     Security and Issuer.
-------     -------------------

     This Statement on Schedule 13D relates to the Voting Common Stock, par value $0.0001 per share ("Common Stock"), of United Auto Group, Inc., a Delaware corporation ("UAG" or the "Issuer"). The principal executive offices of UAG are located at 375 Park Avenue, New York, New York 10152.

Item 2.     Identity and Background.
-------     -----------------------

     This Statement is filed by AIF II, L.P., a Delaware limited partnership ("AIFII"), and Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). AIFII and Advisors are referred to collectively as the "Reporting Persons."

     AIF II is principally engaged in the business of investment in securities. The address of the principal business and the principal office of AIFII is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     The managing general partner of AIFII is Advisors. The administrative general partner of AIFII is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of AIFII and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AIFII and another investment fund. AIF II has no other general partners.

     The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.


                              Page 4 of 10 pages

     Neither the Reporting Persons, Apollo Fund Administration Limited nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
-------     -------------------------------------------------

     On October 15, 1993, AIFII purchased from the Issuer 1,843,656 shares of Common Stock in a private transaction. The purchase was financed with cash on hand.

Item 4.     Purpose of Transaction.
-------     ----------------------

     On April 12, 1999, the Issuer entered into a Securities Purchase Agreement with International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C. (together, "IMCG"), two entities formed by Penske Capital Partners, L.L.C. ("Penske"), pursuant to which IMCG will acquire shares of UAG's Series A and Series B Convertible Preferred Stock, each with par value $0.0001 per share (the "Preferred Stock"), and warrants (the "Warrants") to acquire shares of Common Stock and UAG's Non-Voting Common Stock, par value $0.0001 per share (the "Non-Voting Common Stock"). The Preferred Stock is convertible into Common Stock and Non-Voting Common Stock. The transactions described in this paragraph will be consummated in two closings (the "Initial Closing" and the "Second Closing") and are herein referred to as the "Transaction."

     In connection with the Transaction, AIFII has entered into (i) a Stockholder Voting Agreement, dated as of April 12, 1999, among AIFII and IMCG (the "Voting Agreement") which is set forth as Exhibit 1 hereto and is incorporated by reference herein, and (ii) a Stockholders' Consent Agreement, dated as of April 12, 1999, among Trace International Holdings, Inc. ("Trace"), AIFII, Aeneas Venture Corporation ("Harvard") and UAG (the "Consent Agreement"), which is set forth as Exhibit 2 hereto and is incorporated by reference herein. Pursuant to the terms of the Voting Agreement, AIFII has agreed to vote the shares of Common Stock owned by it in favor of the Transaction. Pursuant to the Consent Agreement, AIFII has agreed to enter into a Stockholders' Agreement (the "Stockholders' Agreement") on the date of the Initial Closing pursuant to which AIFII, as well as the other stockholders of UAG who are party to such Agreement, have agreed, among other things, to nominate and vote their shares in favor of certain nominees of IMCG (including Roger Penske, Chairman of Penske) and Trace. The Stockholders' Agreement further provides for restrictions on certain stockholders (including AIFII) with respect to the acquisition of shares of UAG and restrictions on certain stockholders (but excluding AIFII) with respect to the disposition of shares of UAG.

     Except with respect to the Transaction as set forth herein, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in (a) through (j) of Item 4 to Schedule 13D.

                              Page 5 of 10 Pages

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Common Stock or other securities of the Issuer from time to time or to sell or otherwise dispose of all or part of the Common Stock or such other securities of the Issuer owned by them from time to time in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this
Schedule 13D to reflect such change.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Voting Agreement and the Consent Agreement, the full texts of which are filed as Exhibits 1 and 2, respectively, hereto and incorporated herein by this reference, and the form of Stockholders' Agreement, the full text of which is filed as Exhibit 3 hereto and incorporated herein by this reference.

Item 5.     Interest in Securities of the Issuer.
-------     ------------------------------------

     (a) AIFII beneficially owns an aggregate of 1,843,656 shares of Common Stock. Advisors, as the general partner of AIFII, may be deemed to be the beneficial owner of such shares.

     As a result of the Voting Agreement and the Consent Agreement described in
Item 4 above, the Reporting Persons, Trace and Harvard may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be construed as an admission that either Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated in the preceding paragraph to be beneficially owned by the Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Trace, Harvard, IMCG or any other party and further disclaim the existence of a group.

     (b) AIFII has sole voting and sole dispositive power with respect to an aggregate of 1,843,656 shares of Common Stock.

     (c)   Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
-------   -------------------------------------------------------------
Respect to the Securities of the Issuer.
---------------------------------------

     The information set forth in Item 4 above is hereby incorporated by reference.


                              Page 6 of 10 Pages

Item 7.     Material to be Filed as Exhibits.
-------     --------------------------------

     EXHIBIT 1. Stockholder Voting Agreement, dated April 12, 1999, among AIF II, L.P., International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C.

     EXHIBIT 2. Stockholders' Consent Agreement, dated as of April 12, 1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and United Auto Group, Inc.

     EXHIBIT 3. Form of Stockholders' Agreement by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and United Auto Group, Inc.

                              Page 7 of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1999

                    AIF II, L.P.

                    By:  Apollo Advisors, L.P.,
                         Managing General Partner
                         By: Apollo Capital Management, Inc.,
                             General Partner


                    By: /s/ Michael D. Weiner
                       ------------------------------------
                       Name: Michael D. Weiner
                       Title:Vice President, Apollo Capital
                             Management, Inc.

                    APOLLO ADVISORS, L.P.

                    By:  Apollo Capital Management, Inc.,
                         General Partner


                    By: /s/ Michael D. Weiner
                       ------------------------------------
                       Name: Michael D. Weiner
                       Title:Vice President, Apollo Capital
                             Management, Inc.

                              Page 8 of 10 Pages

                             APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIFII, Advisors, which is the managing general partner of AIFII, Apollo Capital Management, Inc., a Delaware corporation which is the sole general partner of Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration").

          The directors of Capital Management are Messrs. Leon D. Black and John
J. Hannan. The principal occupation of each of Messrs. Black and Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Capital Management and certain other affiliates and each is a limited partner of Advisors and certain other affiliates. The principal business of Advisors and certain other affiliates is to provide advice regarding investments in securities.

          The business address of Messrs. Black and Hannan is Two Manhattanville Road, Purchase, New York 10577.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration. Leon D. Black is the beneficial owner of the stock of Administration.

                              Page 9 of 10 Pages

                                 EXHIBIT INDEX

Exhibit No.         Title

EXHIBIT 1. Stockholder Voting Agreement, dated April 12, 1999, among AIF II, L.P., International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C.*

EXHIBIT 2. Stockholders' Consent Agreement, dated as of April 12, 1999, by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and United Auto Group, Inc.**

EXHIBIT 3. Form of Stockholders' Agreement by and among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and United Auto Group, Inc.

______________

(*) Incorporated herein by reference to Exhibit 10.20.4 of the Current Report on Form 8-K of United Auto Group, Inc. filed with the Securities and Exchange Commission on April 15, 1999.

(**) Incorporated herein by reference to Exhibit 10.10 to Amendment No. 4 to Form Schedule 13D with respect to the Voting Common Stock of United Auto Group, Inc. filed by Marshall S. Cogan and Trace International Holdings, Inc. with the Securities and Exchange Commisiion on April 21, 1999.

                              Page 10 of 10 Pages